

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

Via E-mail
David E. Snyder
Chief Financial Officer, Treasurer, and Secretary
KBS Strategic Opportunity REIT II, Inc.
620 Newport Center Drive, Suite 1300
Newport Beach, CA  92660

> **Re: KBS Strategic Opportunity REIT II, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed May 2, 2014**
> **File No. 333-192331**

Dear Mr. Snyder:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Executive Officers and Directors, page 74

1. We note your disclosure on page 76 that Mr. Meyer, one of your independent directors, also serves as an independent director of KBS Legacy Partners Apartment REIT and KBS Strategic Opportunity REIT.  We further note your disclosure on page 76 that Mr. Petak also serves as an independent director of KBS Strategic Opportunity REIT.  Please revise your disclosure in your Prospectus Summary, Risk Factors, and Conflicts of Interest sections to discuss the conflicts of interest that Messrs. Meyer and Petak face given their duties as independent directors for multiple KBS-sponsored programs.

Market Outlook – Real Estate and Real Estate Finance Markets, page 124

2.      Please provide us with the support for your revised quantitative and qualitative business and industry data in this section.  Clearly mark the specific language in the supporting materials.  Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Prior Performance Tables, page P-1

Table I, page P-2

3.      Please revise to explain the "N/A" relating the "Months to invest 90%" for KBS Legacy Partners Apartment REIT or advise.

Table III, page P-8

4.      For each program, please revise to clarify the relationship of cash flow from operations to total distributions paid, including quantifying any distributions not paid from cash flow from operations.  In addition, please revise the footnotes to reflect the amount of cash distributions paid in cash and the amount of distributions reinvested.

5.      For each program, as applicable, please specify the amount of cash distributions funded from debt financing and the amount funded from cash on hand.  To the extent cash on hand includes offering proceeds, please revise to clarify.

Table V, page P-13

6.      We note footnote (1) on page P-14.  Please tell us why you have omitted sales, disposals, restructuring, pay-offs, discounted pay-offs and settlements of investments in loans and real estate-related assets and whether you considered including a separate table to reflect them.  In addition, we further note you appear to have omitted the transfer of the National Industrial Portfolio as well as the Collateral Transfer and Settlement Agreement with GKK Stars Acquisition, LLC.   Please revise the table to include these or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Attorney-Advisor, at (202) 551-3466 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc:     Laura Sirianni, Esq.